

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 10, 2008

Mr. James A. Peers
GFI Group Inc.
100 Wall Street
New York, NY 10005

>   **RE: GFI Group Inc.
>   Form 10-K for the fiscal year ended December 31, 2006
>   Filed March 1, 2007
>   File #0-51103**

Dear Mr. Peers:

    We have reviewed your response letter dated October 5, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2006

Note 2. Summary of Significant Accounting Policies
Analytics and Market Data Revenue Recognition, page 78

1. We have reviewed your response to our prior comment four. Please further clarify for us how you determined that your fees for future updates of software products are considered separate arrangements. In this regard, please tell us if these are specified or unspecified upgrade rights and tell us how the pricing and related fair value of the upgrade rights is determined. In addition, please tell us if you offer maintenance, installation, customer training and technical support for your products and, if so, how the related revenue is recognized.

Segment and Geographic Information, page 81

2. We have reviewed your response to our prior comment seven. Based on your representations, we have no further comment on the determination of your

operating segments or your aggregation of the U.S. and Europe. However, it is not clear from your response if operating segments that do not meet the quantitative thresholds in paragraph 18 of SFAS 131 are appropriately presented pursuant to paragraphs 17, 19 and 21 of SFAS 131. Please clarify or revise future filings as appropriate.

Note 15. Commitments and Contingencies, page 96

3. We have reviewed your response to our prior comment ten. Please ensure that your future filings clarify that there are no contingencies for which you believe a material loss is reasonably possible.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief